Mail Stop 3628

October 28, 2005

Via facsimile (248) 645-1568 and U.S. Mail
Gaylon E. Martin
President and Chief Executive Officer
Illini Corporation
3200 West Iles Avenue
Springfield, Illinois 62707

Re: Illini Corporation
　　　　Schedule 13E-3
　　　　File No. 5-48631
　　　　Filed September 26, 2005
　　　　Preliminary Proxy Statement on Schedule 14A
　　　　Filed September 26, 2005
　　　　File No. 0-13343

Dear Mr. Martin:

　　　　We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

　　　　Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 13E-3

1. Describe the accounting treatment of this merger transaction. See Item 1004(a)(1)(xi) of Regulation M-A.

Schedule 14A

Summary, page 4

2. We note that your directors and executive officers will own a greater percentage of common stock on a post-merger basis. Please disclose the increase.

3. Your disclosure that the public will have access to less information about Illini because Illini's common stock will no longer be traded on the OTC Bulletin Board is unclear. In this regard, you should explain that security holders that remain will have less liquidity because Illini is no longer traded on the OTC Bulletin Board. You should also explain and clarify that less public information about Illini results from Illini's decision to deregister from the Securities Exchange Act of 1934. Further, this disclosure should explain the meaning of "less information." What information does Illini plan to make publicly available?

4. You disclose that the board determined that the proposed merger is substantively and procedurally fair to Illini and its security holders, including unaffiliated security holders. Where a transaction will affect different subsets of unaffiliated shareholders differently, Rule 13e-3 requires a separate analysis as to fairness for each. Here and throughout your preliminary proxy statement, you should clearly state your determination as to fairness as it relates to unaffiliated security holders that will be cashed out and those that will remain. Also, we remind you that your disclosure should address why *each* filing person believes this transaction is fair to those unaffiliated security holders who will be cashed out as well, as those who will remain as shareholders of Illini.

Questions and Answers About the Special Meeting and the Merger, page 6

May I obtain a copy of Keller & Company, Inc.'s valuation report, page 7

5. Your disclosure states that Illini's security holders may inspect and copy Keller's valuation report at your main office or upon written request. Please revise your disclosure to discuss its availability on EDGAR, as the valuation report appears to be filed as an exhibit to your Schedule 13E-3. This disclosure should also be added to your discussion of Keller's report on page 18.

Special Factors, page 8

Background of the merger proposal, page 8

6. We refer you to the discussion regarding the treatment of shares held in "street name." You indicate that security holders will be unable to predict whether they will be cashed out in the merger unless they take action to become a record holder on Illini's shareholder list, rather than a holder in street name. Please expand your disclosure to explain how a security holder may convert their shares so that they hold them of record rather than in street or may

purchase additional shares, dispose of shares or change their ownership structure to be certain they either get cashed out or remain a security holder of Illini.

7. We note that representatives of Howe Barnes Investments participated in several meetings with regard to taking the company private. Please advise as to whether Howe Barnes made any reports or presentations or provided any analysis during these meetings.

8. We refer you to page 10. Please discuss and quantify, where possible, the anticipated cost and the impact on earnings that Mr. Guthrie reviewed with the board.

9. Please revise to also quantify the additional time that management would be required to devote to SEC matters if Illini continues as an SEC reporting company.

10. We refer you to the oral report presented by Keller to convey the results of the valuation of the per share fair value of Illini. Provide us, with a view toward disclosure, with a summary of this oral report to the Staff. To the extent material differences exist between this oral report valuing your shares and the report received from Keller on August 5, 2005, your information statement should summarize the differences.

Purpose of and Reasons for the Merger Proposal, page 12

11. You disclose that "the registration of Illini stock with the SEC yields few advantages." While we understand that the advantages to registration may not be great in number, the reporting, disclosure and liability provisions associated with being a Section 12 company appear to create significant value and substantial advantages to all of your security holders. Please revise to address this point or otherwise explain the basis for your belief that there are "few advantages" to being a company with a registered class of stock.

Determination of the Terms of the Merger, page 14

12. We note your disclosure of the "Alternatives Considered" on page 9. Although it is clear why you rejected the alternatives, it is unclear why the board believed that a merger transaction was the best alternative. Please revise to summarize the board's deliberations regarding the structure of the transaction and the proposed terms of the merger transaction, including a more detailed explanation of how the board determined the consideration to be paid for common stock. More specifically, we note that the board "largely relied upon" the valuation report and fairness opinion of Keller in determining the consideration. Please revise to disclose the other considerations that contributed to and were relied upon to determine the $40.50 cash out price.

Financial Fairness, page 14

13. You disclose that the estimated fair value determined by Keller was based on professional judgment and not on any arithmetic average, median or weighting of the methods cited. However, we note that Keller's valuation report states that in arriving at its final conclusion, Keller weighted the relative pertinence and reliability of each of the three applied methods in determining fairness and that the going concern valuation methods were listed in their order of relevance. Please reconcile your disclosure. To the extent that Keller weighted the relative pertinence and reliability of each of the three applied methods, please disclose. Your disclosure should include the weights assigned to each method and include an explanation of the pertinence and reliability as it applies to this transaction. This disclosure should lead to a description of how Keller ultimately derived the $40.50 per share price.

14. Please expand your disclosure to provide a materially complete summary of the valuation report conducted by Keller. Currently, your disclosure only addresses methodologies used to determine fair value under the going concern approach. Item 1015(b)(6) of Regulation M-A requires that you disclose all of the findings set forth by the report. For example, disclose the other valuation approaches considered, such as the asset approach, net book value approach and liquidation approach. To the extent that Keller determined that these methodologies were not pertinent, please disclose.

15. See our comment above. Please revise to provide a more clear and concise discussion of the going concern analyses Keller performed. For each analysis, including the market value method, the comparable transaction method and the discounted cash flow method, expand your disclosure to provide a *complete* discussion of the statistical findings, including how Keller determined the multiples in each analysis, the assumptions made under each method and the basis for choosing the companies that are a part of the comparison, as applicable. Present the range of implied equity value and implied price per share under each method, as applicable. Your disclosure should more closely summarize the valuation report generated by Keller. Also, disclose the meaning and significance of each analysis and draw a conclusion between the results of the analysis versus the specific consideration offered in the transaction. For example, disclose the basis for Keller's belief that the transaction is fair despite the fact that the discounted cash flow method resulted in a higher per share price than the per share price to be paid to security holders that will be cashed out. Generally, provide disclosure in understandable terms that clearly explains upon what the financial advisor is opining.

16. Please confirm that you have disclosed all projections and underlying assumptions of the company that were supplied to Keller and used to formulate its opinion.

Recommendation of our Board of Directors, page 20

17. Expand to clarify that the board addressed the fairness to all unaffiliated stockholders, including those who will retain an interest in the company and those that will be cashed out.

In addition, discuss whether the board considered any different factors with regard to the two categories of unaffiliated stockholders. That is, did any factors support the determination with regard to the stockholders being cashed out but not those that were remaining?

Interests of Certain Persons in the Merger, page 22

18. Please confirm that the officers and directors will not receive any compensation or benefits as a result of the transaction other than the disclosure that appears in the first paragraph here. For example, will the compensation to be received by your officers and directors increase as a result of this transaction? Will there be any material alterations to the existing executive agreements that will be favorable to your executive officers as a result of this transaction? To the extent that there are material differences between the interests of your affiliated and unaffiliated stockholders in this transaction, please prominently disclose a summary of the interests and potential conflicts of interests of affiliates in the Summary Term Sheet.

Certain Consequences of the Merger; Benefits and Detriments to Affiliated and Non-Affiliated Shareholders, page 23

19. Please revise to ensure that you include a reasonably thorough discussion of all of the negative factors of this merger transaction to both your unaffiliated security holders that will be cashed out and those that will remain and your affiliated security holders. See Instruction 2 of Item 1013 of Regulation M-A. For example, but without limitation, it appears that one of the adverse effects of the reverse stock split will be that unaffiliated security holders will be required to surrender their shares involuntarily in exchange for a cash price determined by your board and that shareholders will not have the right as a result of the reverse stock split to liquidate their shares at a time and for a price of their choosing. Also, this section should discuss that the company will no longer be subject to the provisions of the Sarbanes-Oxley Act or the liability provisions of the Exchange Act and that the officers of the company will no longer be required to certify the accuracy of its financials statements.

Financing of the Merger, page 24

20. We refer to the disclosure that intent to borrow $1.0 million pursuant to a credit facility with JP Morgan Chase. Please expand your disclosure regarding the covenants associated with the line of credit. For example, disclose the meaning of "well capitalized" and also disclose whether Illini is currently in compliance with the potential covenants.

Material U.S. Federal Income Tax Consequences of the Merger, page 27

21. You disclose that that the tax discussion is only intended to provide you with a "general summary" and is not intended to be a complete analysis or description of all potential U.S. federal income tax consequences. We believe these statements might suggest that stock holders may not rely on the description of material tax consequences included in the offer document. Please revise.

Termination of Securities Exchange Act Registration, page 29

22. Please revise to also disclose that after termination of registration under the Securities Exchange Act of 1934 that Illini will no longer have any obligation to file reports pursuant to Section 13, including 10-Qs, 10-Ks and 8-Ks. Also, clarify that certain of the company's reporting obligations will continue until 90 days after filing a Form 15.

Selected Historical Financial Data, page 38

23. Please revise the presentation of your financial statements to disclose the book value per share. See Item 1010(c)(5) of Regulation M-A. Also, disclose the ratio of earnings to fixed charges in a manner consistent with Item 503(d) of Regulation S-K. See Item 1010(c)(4) of Regulation M-A. Be advised that although we understand that Item 503(d) of Regulation S-K refers to registered debt securities or preference equity securities, the ratio of earnings to fixed charges required by Item 1010(c)(4) is not limited to circumstances in which a company has registered debt securities and/or preference equity securities. Rather, Item 1010(c)(4) of Regulation M-A requires that Community Financial present its ratio of earnings to fixed charges "in a manner consistent with 503(d) of Regulation S-K." The fixed charges referred to by the item requirement are not limited to those associated with registered debt or preference equity securities and should be presented in all circumstances in which the company has any fixed charges.

Pro Forma Consolidated Financial Information, page 39

24. We refer you to the pro forma financial statements on pages 39 to 42. Similar to the above comment, please revise to include all of the pro forma information required by Item 1010(b) of Regulation M-A. In this regard, it does not appear that your disclosure the ratio of earnings to fixed charges on a pro forma basis. Also, you should also present your book value per share on a pr forma basis. See Item 1010(b)(3) of Regulation M-A. We remind you that your pro forma information should be presented for the most recent fiscal year and the latest interim period.

Where You Can Find More Information, page 43

25. Please revise to disclose that the Securities and Exchange Commission and its Public Reference Room is now located at 100 F Street, N.E., Washington, DC, 20549.

Documents Incorporated by Reference, page 43

26. Please confirm that you plan to deliver the annual report and quarterly report that you are incorporating by reference within this proxy statement or otherwise advise. See Item 13(b)(2) of Regulation 14A.

27. Please note that Schedule 13E-3 does not specifically permit "forward incorporation" of any documents filed under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act. Rather, if you make any such filings, you must amend the Schedule 13E-3 to specifically incorporate them by reference. Please revise.

<u>Closing</u>

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact me at (202) 551-3456 with any questions.

Sincerely,

Jeffrey B. Werbitt
Attorney Advisor
Office of Mergers & Acquisitions

Timothy E. Kraepel, Esquire
Howard & Howard Attorneys, P.C.
39400 Woodward Avenue, Suite 101
Bloomfield Hills, MI 48304-5151